SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                          TITANIUM METALS CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  888 339 10 8
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,033,075

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [    ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           35.1%

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  888 339 10 8

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [    ]

      (b)  [ X ]
 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                5   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,033,075
    EACH
 REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

                8   SHARED DISPOSITIVE POWER

                         11,033,075

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           -0-

 12   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                  SCHEDULE 13G

     This statement on Schedule 13G (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Titanium Metals Corporation, a Delaware corporation (the "Company").

ITEM 1(a) NAME OF ISSUER:

          Titanium Metals Corporation

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1999 Broadway, Suite 4300, Denver, Colorado   80202

ITEM 2(a) NAME OF PERSON FILING:

          This Statement is filed by (collectively, the "Reporting Persons"):

               (i) Tremont Corporation ("Tremont") as the direct beneficial owner of Common Stock;

               (ii) by virtue of their respective direct and indirect holdings of securities of Tremont, Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); Dixie Holding Company ("Dixie Holding"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Southwest Louisiana Land Company, Inc. ("Southwest"); and Contran Corporation ("Contran"); and

               (iii) by virtue of his positions with such entities and certain other entities, Harold C. Simmons.

          Tremont is the direct holder of approximately 30.3% of the outstanding Common Stock according to information contained in the Company's Registration Statement on Form S-1, Registration No. 333-18829, initially filed December 26, 1996 (the "Registration Statement").
     Tremont also holds an option to purchase from IMI Americas, Inc. ("IMI Americas") 1,508,075 shares of Common Stock (the "Tremont Option"). In accordance with rules promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, Tremont may be deemed the beneficial owner of the shares of Common Stock subject to the Tremont Option and, as a result, directly hold in the aggregate approximately 35.1% of the outstanding Common Stock according to information contained in the Registration Statement.

          VGI, National, Contran, NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") are the holders of approximately 35.2%, 4.7%, 3.2%, 0.5% and 0.4%, respectively, of the outstanding Tremont common stock. Together, VGI, National and Contran may be deemed to control Tremont. Valhi, Inc. ("Valhi") and Tremont are the direct holders of approximately 55.6% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is also the holder of 100% of the outstanding stock of Valmont and may be deemed to control Valmont.

          VGI, National and Contran are the holders of approximately 75.0%, 10.1% and 6.4%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3% respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.

          Contran and Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

          Mr. Harold C. Simmons is Chairman of the Board, President and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is Chairman of the Board of NL and a Director of Tremont.

          Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts") established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

          The Combined Master Retirement Trust (the "CMRT") holds less than 1.0% of the outstanding shares of Tremont and Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the Trust Investment Committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the shares of Tremont and Valhi common stock held by the CMRT, except to the extent of his vested beneficial interest therein.

          The Tremont and Valhi shares held by Contran include 2.1% of the outstanding Tremont common stock and 0.2% of the outstanding Valhi common stock directly held by the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"). The CDCT No. 2 is a trust established by Contran as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that Contran owes Harold C. Simmons. Contran retains the power to vote shares held by the CDCT No. 2 and shares dispositive power over such shares with the trustee of the CDCT No. 2.

          By virtue of the holding of such offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons and certain of such entities may be deemed to control the Company and Tremont and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Tremont or subject to the Tremont Option. Mr. Simmons, however, disclaims such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by any of such entities.

          The Reporting Persons understand that Valmont and NL hold 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. The Reporting Persons further understand that the shares of Valhi common stock that Valmont and NL own are treated by Valhi as treasury stock for voting purposes and are not deemed outstanding for the purposes of this Statement.

         The Company, Tremont, Union Titanium Sponge Corporation ("UTSC") and the stockholders of UTSC are parties to an agreement dated May 30, 1990, as amended (the "Investors' Agreement"), that regulates certain aspects of the governance of the Company. The Investors' Agreement provides, among other things, that so long as UTSC and its stockholders hold at least 10% of the Company's outstanding Common Stock (computed as provided in the Investors' Agreement), the Company and Tremont shall cause the board of directors of the Company to be composed of seven members and one individual designated by UTSC to be elected to serve as a director of the Company. For purposes of the Investors' Agreement, the number of outstanding shares of Common Stock excludes certain outstanding shares. In addition, the Investors' Agreement provides certain limitations on the right of UTSC to transfer its shares of Common Stock and a right of first refusal, under certain circumstances, in favor of Tremont on a proposed transfer of UTSC's Common Stock. The Investors' Agreement terminates in the event UTSC and its stockholders or their affiliates, as a group, hold less than 5% of the outstanding Common Stock (computed as provided in the Investors' Agreement). As of December 31, 1996, the Reporting Persons understand UTSC held 3,150,000 shares of Common Stock (approximately 10.0% of the actually outstanding Common Stock) and also held the right to purchase from IMI Americas 503,230 shares of Common Stock (the "UTSC Option").

         The Company, Tremont, IMI plc and two of its affiliates, IMI Kynoch Ltd. and IMI Americas, are parties to an agreement dated February 15, 1996, as amended (the "Shareholders' Agreement"), that also regulates certain matters relating to the governance of the Company. The Shareholders' Agreement generally provides that each party shall vote its Common Stock in favor of four nominees of Tremont for the Company's board of directors so long as Tremont holds at least 30% of the outstanding Common Stock. The Shareholders' Agreement also provides for certain limitations on the rights of Tremont and IMI Americas to transfer their shares of Common Stock. The Shareholders' Agreement terminates in the event no party to the Shareholders' Agreement holds 5% of the outstanding Common Stock. As of December 31, 1996, the Reporting Persons understand IMI Americas held 2,011,305 shares of Common Stock, 1,508,075 shares of which are subject to the Tremont Option and 503,230 of which are subject to the UTSC Option. If not exercised on or prior to February 11, 1999, the UTSC Option will revert to Tremont until expiration of the UTSC Option on February 15, 1999.

         In view of the Investors' Agreement, UTSC and the Reporting Persons may be deemed to be a group. In view of the agreements set forth in the Shareholders' Agreement, IMI Americas, IMI plc and the Reporting Persons may be deemed to be a group. The Reporting Persons disclaim that any or all of them are acting with either IMI plc or UTSC as a group and further disclaim beneficial ownership of all shares of Common Stock held by UTSC and IMI Americas, except to the extent of Tremont's right to acquire shares of Common Stock pursuant to the Tremont Option.

          Unless indicated otherwise, all of the stock ownership amounts and stock ownership percentages appearing in this Item 2(a) are as of December 31, 1996.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal executive offices of Tremont are located at 1999
     Broadway, Suite 4300, Denver, Colorado   80202.

          The principal executive offices of VGI, National, Dixie Holding, NOA, Dixie Rice, Southwest, Contran and Harold C. Simmons are located at Three
     Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.

ITEM 2(c) CITIZENSHIP:

          See Item 4 of Cover Pages.

ITEM 2(d) TITLE AND CLASS OF SECURITIES:

          Common Stock

ITEM 2(e) CUSIP NUMBER:

          888 339 10 8

ITEM 3    INFORMATION IF STATEMENT IS FILED PURSUANT TO RULES 13d-1(b)
          OR 13D-2(b):

          Not Applicable.

ITEM 4(a) AMOUNT OWNED AS OF DECEMBER 31, 1996:

          See Item 9 of Cover Pages.

ITEM 4(b) PERCENT OF CLASS:

          See Item 11 of Cover Pages.

ITEM 4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)       Sole power to vote or to direct the vote:

               See Item 5 of Cover Pages.

     (ii)      Shared power to vote or to direct the vote:

               See Item 6 of Cover Pages.

     (iii)     Sole power to dispose or to direct the disposition of:

               See Item 7 of Cover Pages.

     (iv)      Shared power to dispose or to direct the disposition of:

               See Item 8 of Cover Pages.

ITEM 5    OWNERSHIP OF 5% OR LESS OF CLASS:

          Not Applicable.

ITEM 6    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

          Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

ITEM 10   CERTIFICATION:

          Not Applicable.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 30,  1997




                                By: /s/ Harold C. Simmons
                                    ---------------------
                                    Harold C. Simmons
                                    Signing in the capacities listed on
                                    Schedule A attached hereto and incorporated
                                    herein by reference.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 30,  1997




                                By: /s/ J. Landis Martin
                                    --------------------
                                    J. Landis Martin
                                    Signing in the capacity listed on Schedule
                                    A attached hereto and incorporated herein
                                    by reference.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 30,  1997




                                By: /s/ Steven L. Watson
                                    ---------------------
                                    Steven L. Watson
                                    Signing in the capacities listed on
                                    Schedule A attached hereto and incorporated
                                    herein by reference.


                                   SCHEDULE A



1.   Harold C. Simmons, INDIVIDUALLY.

2.   Steven L. Watson as Vice President and Secretary of each of:

     CONTRAN CORPORATION
     SOUTHWEST LOUISIANA LAND COMPANY, INC.
     DIXIE RICE AGRICULTURAL CORPORATION, INC.
     NOA, INC.
     DIXIE HOLDING COMPANY
     NATIONAL CITY LINES, INC.
     VALHI GROUP, INC.

3. J. Landis Martin, as Chairman of the Board, Chief Executive Officer and President of:
                        Tremont Corporation